May 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Amy W. Miller, Senior Counsel

Re:	Duff & Phelps Select Energy MLP Inc. (the “Fund”) Registration Statement on Form N-2, File Numbers 333-195214 & 811-22958

Ladies and Gentlemen:

On behalf of Duff & Phelps Select Energy MLP Fund Inc. (the “Fund”) (f/k/a “Duff & Phelps Energy MLP Total Return Fund Inc.”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter from the staff of the Commission (the “Staff”) dated May 9, 2014, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Cover Page - Investment Strategies

1.	The third sentence in this paragraph states that for purposes of the 80% Policy, the Fund considers MLPs to include investments “that offer economic exposure to public and private MLPs in the form of MLP equity securities, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs, including I-Shares, exchange-traded funds that primarily hold MLP interests and debt securities of MLPs. Energy entities are engaged in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.” (emphasis added).

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a.	Economic exposure. Please note that the 80% test in Rule 35d-1 under Section 35 of the Investment Company Act of 1940 (the “1940 Act”) is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the 80% test. Please revise.

In response to the Staff’s comment, the Fund confirms that it will value assets on a mark-to-market basis for the purposes of calculating compliance with Rule 35d-1 of the Investment Company Act. In addition, in response to the Staff’s comment, the Fund has revised the Registration Statement to state:

For purposes of the 80% policy, the Fund considers investments in public and private MLPs to include investments ~~that offer economic exposure to public and private MLPs~~ in the form of MLP equity securities, securities of entities holding ~~primarily~~ substantially all general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs, including I-Shares, exchange-traded funds that ~~primarily~~ substantially hold MLP interests and debt securities of MLPs.

b.	Private MLPs. Please disclose how much the Fund may invest in private MLPs. Please further disclose what percentage of Managed Assets the Fund may invest in unregistered investment companies, including hedge funds, private equity funds, and/or any other fund that is exempt from the definition of “investment company” pursuant to Section 3(c) of the 1940 Act (e.g., Section 3(c)(5)(C), Section 3(c)(9)). We may have additional comments.

In response to the Staff’s comment, the Fund confirms that it currently anticipates that the only private MLPs investments to be made by the Fund will be in the form of private investments in public equities (commonly known as PIPEs). In addition, the Fund respectfully notes the disclosure in the Registration Statement that states, “The Fund may invest up to 10% of its Managed Assets in restricted securities, including private investments in public equities (commonly known as PIPEs).”

Furthermore, in response to the Staff’s comment, the Fund confirms that it will not invest in any unregistered investment companies, including hedge funds, private equity funds, and/or any other fund that is exempt from the definition of “investment company” pursuant to Section 3(c) of the 1940 Act (e.g., Section 3(c)(5)(C), Section 3(c)(9)).

c.	Primarily. We note that the Fund may hold securities of entities holding “primarily” general partner or managing member interests in MLPs, as well as exchange-traded funds that “primarily” hold MLP interests and debt securities of MLPs. In our view, the use of the term “primarily” would not be consistent with the Fund’s policy to invest at least 80% of the Fund’s Managed Assets in MLPs (the “80% Policy”). In order to meet the 80% Policy, the prospectus should state that MLPs include securities of entities holding “substantially all” general partner or managing member interests in MLPs, and exchanged traded-funds that invest “substantially all” of their assets in MLP interests and debt securities of MLPs. Please revise.

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In response to the Staff’s comment, the Fund has revised the Registration Statement to state:

For purposes of the 80% policy, the Fund considers investments in public and private MLPs to include investments ~~that offer economic exposure to public and private MLPs~~ in the form of MLP equity securities, securities of entities holding ~~primarily~~ substantially all general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs, including I-Shares, exchange-traded funds that ~~primarily~~ substantially hold MLP interests and debt securities of MLPs.

d.	Engaged. Please disclose the Fund’s definition of “engaged,” as used in the sentence stating that “[e]nergy entities are engaged in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.” For example, “engaged” means an entity that derives more than 50% of its revenue from the activities described above.

In response to the Staff’s comment, the Fund has revised the Registration Statement to state:

Energy entities ~~are engaged in~~ derive at least 50% of their revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

Cover Page - Offering Table

2.	Footnote (3) states: “[t]otal offering expenses to be paid by the Fund (other than the sales load) are estimated to be approximately $[ ], which represents $0.04 per share. These offering expenses include payments to certain registered personnel of VP Distributors, LLC (“VPD”) who participate as wholesalers in the marketing of the Common Stock. After payment of such expenses, proceeds to the Fund will be $[ ] per share. VIA [the Adviser] has agreed to pay (i) all of the Fund’s organizational expenses and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per share.”
a.	Please include in the footnote estimates of the following:
•	the size of the offering in dollars and shares;
•	the total offering costs in dollars and costs per share;
•	the total offering costs expected to be paid by the Fund in dollars;
•	the organizational costs expected to be paid by the Adviser; and
•	the total offering costs expected to be paid by the Adviser in dollars . . .

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In response to the Staff’s comment, the Fund has revised footnote (3) to state:

Total offering expenses are estimated to be approximately $ . Total offering expenses to be paid by the Fund (other than the sales load) are estimated to be approximately $ , which represents $0.04 per share. These offering expenses include payments to certain registered personnel of VP Distributors, LLC (“VPD”) who participate as wholesalers in the marketing of the Common Stock. After payment of such expenses, proceeds to the Fund will be $19.06 per share. VIA has agreed to pay (i) all of the Fund’s organizational expenses, estimated to be approximately $ , and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per share, estimated to be approximately $ .

In addition, in response to the Staff’s comment, the Fund confirms that such amounts will be disclosed in footnote (3) in the final prospectus, after the Fund has completed its marketing.

b.	Please make similar revisions to Footnote (1) to the Fee Table on Page 39 in the section “Summary of Fund Expenses.”

In response to the Staff’s comment, the Fund confirms that it will make similar revisions to Footnote (1) to the Fee Table in the section “Summary of Fund Expenses”.

Cover Page — Leverage

3.	The penultimate sentence in this section defines “Managed Assets” to mean “net assets plus the amount of any Borrowings and the liquidation preference of any Preferred Stock that may be outstanding.” Please clarify what is meant by “and the liquidation preference of any Preferred Stocks that may be outstanding.”

In response to the Staff’s comment, the Fund has revised its definition of “Managed Assets” to mean, “net assets plus the amount of any Borrowings and ~~the liquidation preference of~~ any Preferred Stock that may be outstanding…”

Prospectus Summary - Derivatives

4.	The second sentence in this section states that “[t]he Fund may enter into derivative transactions, such as interest rate swaps, options contracts, forward contracts, options on indexed securities for investment, hedging and risk management purposes; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 25% of its Managed Assets.” We note further that on Page 11, the prospectus states that Virtus Investment Advisers, Inc., the Fund’s adviser, will receive an annual fee in an amount equal to a certain percentage of the Fund’s average daily Managed Assets. Please confirm that for purposes of calculating the adviser’s management fee, “Managed Assets” will not include derivatives valued at notional value. Instead, such derivatives must be valued at mark-to-market value.

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In response to the Staff’s comment, the Fund confirms that for purposes of calculating the adviser’s management fee, “Managed Assets” will not include derivatives valued at notional value, but rather mark-to-market value.

5.	The bottom paragraph on this page states that “[c]ertain portfolio management techniques, such as engaging in short sales or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. Although under no obligation to do so, DPIM intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques.” Because the Fund must cover its obligations, please explain how DPIM, the sub-adviser, can assume those obligations.

In response to the Staff’s comment, the Fund has revised the Registration Statement to state, “Although under no obligation to do so, ~~DPIM~~ the Fund intends to cover ~~the Fund’s~~ its commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques.”

6.	We note that the Fund may use various derivative strategies involving the purchase or sale of credit default swaps, total return swaps and other swap agreements, futures and options on securities, indices and currencies, forward foreign currency exchange contracts and other derivatives. Please confirm that when the Fund uses derivatives, and particularly when it engages in total return swaps or sells credit default swaps, it will set aside an appropriate amount of segregated assets. For example, please confirm that the Fund will segregate the full notional value of the credit default swaps it sells. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Finally, please confirm that the Fund’s derivatives disclosure is consistent with the SEC staff’s guidance. See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Division of Investment Management, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

In response to the Staff’s comment, the Fund confirms that when the Fund uses derivatives, and particularly when it engages in total return swaps or sells credit default swaps, it will segregate or earmark the Fund's assets or otherwise cover its obligations, including the full notional value of credit default swaps it sells. The Fund further confirms that the Fund’s derivatives disclosure is consistent with the SEC staff’s guidance.

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Prospectus Summary - Summary of Fund Expenses - Fee Table

7.	We note that the Fund may issue preferred stock, invest in ETFs, and engage in short selling. Please confirm that that the Fee Table will appropriately reflect expenses associated with the issuance of preferred stock, Acquired Fund Fees and Expenses (“AFFE”), and short sales.

In response to the Staff’s comment, the Fund confirms that it has no current intention to issue preferred stock, invest in ETFs or engage in short selling during the Fund’s first 12 twelve months of operations.

STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information - Investment Restrictions

8.	Subparagraph (4) states that the Fund may not “invest 25% or more of the value of its total assets in any one industry provided that such limitation shall not be applicable to industries in the energy sector and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.” The fourth full paragraph on Page 2 states “[f]or purposes of applying the limitation set forth in subparagraph (4) above . . . [t]he Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of energy issuers).” Please revise the concentration policy to clearly and affirmatively identify the group of industries in which the Fund intends to concentrate (i.e., energy industries).”

In response to the Staff’s comment, the Fund revised subparagraph (4) to state, “invest 25% or more of the value of its total assets in any one industry, provided that ~~such limitation shall not be applicable to industries in the energy sector~~ the Fund may invest 25% or more of the value of its total assets in energy, oil and gas industries and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities;”

GENERAL COMMENTS

9.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

In response to the Staff’s comment, the Fund acknowledges the Staff may have additional comments on currently incomplete portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to this letter, on information the Fund supply to the Staff, or on exhibits added in any pre-effective amendments.

10.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

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In response to the Staff’s comment, the Fund confirms it will identify any such omitted information to the Staff before filing the final pre-effective amendment.

11.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

In response to the Staff’s comment, the Fund confirms it will not submit nor does it expect to submit an exemptive application or no-action request with the Registration Statement.

12.	Please confirm to the staff in your response letter that the Fund will submit this offering to FINRA for its approval of the underwriting terms. Please request that a copy of the approval letter be provided directly to me in advance of any requested effective date.

In response to the Staff’s comment, the Fund confirms it will submit this offering to FINRA for its approval of the underwriting terms. The Fund will request a copy of the approval letter be provided to the Staff in advance of any requested effective date.

13.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

In response to the Staff’s comment, the Fund confirms that responses to the Staff’s comments will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

14.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to the Staff’s comment, the Fund acknowledges it is responsible for the adequacy and accuracy of the disclosures it has made.

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Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In particular, the Fund would like to note two specific changes. First, the Fund has changed its name to “Duff & Phelps Select Energy MLP Fund Inc.” Second, Virtus Alternative Investment Advisers, Inc. (“VAIA”) will now serve as the Fund’s investment adviser, rather than Virtus Investment Advisers, Inc., an affiliate of VAIA. The Fund will not experience any change in personel as a result of this transition. Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes the initial filing of the Registration Statement filed with the Commission on April 11, 2014.

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In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund respectfully requests that the Staff provide any additional comments or confirmation that the Staff has no further comments at the Staff’s earliest convenience.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP